                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112

                            Telephone (405) 942-3501
                               Fax (405) 942-3527

                                  June 14, 2006

ELECTRONIC
FILING

Ms. Tangela S. Richter
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE: Atlas America Series 26-2005 L.P.
         Registration Statement on Form 10
         Filed April 28, 2006
         File No. 0-51945

Dear Ms. Richter:

     This letter is submitted on behalf of Atlas America Series 26-2005 L.P. (the "Partnership") in response to your letter dated June 1, 2006 with respect to the above referenced Registration Statement on Form 10 for the Partnership. For your convenience, we have first restated your two comments in bold and then provided our responses.

General

1. PLEASE BE ADVISED THAT YOUR FORM 10 REGISTRATION STATEMENT WILL AUTOMATICALLY BECOME EFFECTIVE 60 DAYS FROM THE DATE OF THE FIRST FILING. UPON EFFECTIVENESS YOU WILL BECOME SUBJECT TO THE REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934.

          We acknowledge your comment.

2. WE NOTE YOUR DISCLOSURE THAT YOU SOLD UNITS TO 579 INVESTORS IN A PRIVATE PLACEMENT BEGINNING JULY 15, 2005 AND ENDING AUGUST 31, 2005. PLEASE TELL HOW MANY POTENTIAL INVESTORS WERE CONTACTED AND HOW YOU WERE ABLE TO DO SO WITHOUT CONDUCTING A GENERAL SOLICITATION. IN ADDITION, TELL US HOW YOUR MANAGING GENERAL PARTNER WAS ABLE TO DETERMINE THAT THE PARTICIPANTS WERE ACCREDITED INVESTORS AT THE TIME OF SALE.

          Your first question asks how many offerees were contacted in the offering of units in the Partnership. Anthem Securities, Inc. ("Anthem"), which is a broker/dealer member firm of the National Association of Securities Dealers, Inc. (the "NASD") and an affiliate of Atlas Resources, LLC ("Atlas Resources"), the managing general partner of the Partnership, acted as dealer-manager of the offering. Anthem has advised us that:

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 2


          o Anthem distributed a total of 4,252 private placement memorandum kits to the selling agents and their registered representatives (each private placement memorandum kit was composed of the private placement memorandum and sales literature prepared by Atlas Resources for use in the offering); and

          o a total of 4,052 offerees in the offering were reported to Anthem by the persons who directly offered and sold units in the Partnership as discussed below.

          Anthem, acting as dealer-manager of the offering, formed a selling group consisting of 71 other NASD member broker/dealer firms (the "selling agents") to offer and sell units in the offering. Each selling agent executed a selling agent agreement, the standard form of which was attached as Exhibit "B" to Anthem's dealer-manager agreement with the Partnership. The dealer-manager agreement and selling agent agreement are sometimes referred to together in this letter as the "selling agreements." Anthem, however, acted only as dealer-manager, not as a selling agent, and it did not directly offer or sell any units to offerees or investors, respectively, in the offering. In addition, Atlas Resources, acting as the managing general partner of the Partnership, offered and sold units to three investors without receiving a commission or any other transaction-based compensation for those sales. Also, Atlas Resources believes that all of the sales that it made on behalf of the Partnership were made in compliance with SEC Release No. 34-22172, which is the safe harbor from broker/dealer registration under Section 15(a) of the Securities Exchange Act of 1934 for officers and directors of the issuer making sales of securities. In this regard, Atlas Resources' right to offer and sell units was fully disclosed in the private placement memorandum.

          Your second question asked for an explanation of how the potential investors were contacted without conducting a general solicitation, noting that there were 579 investors. In this regard, the Partnership offered its units under the exemption provided by Rule 506 of Regulation D, and compliance with Rule 502(c) of Regulation D is one of the requirements that must be met by an offering claiming the exemption from securities registration under Rule 506. Rule 502(c) provides in part that "neither the issuer nor any person acting on its behalf may offer or sell the securities by any form of general solicitation or general advertising..."

          Atlas Resources believes, based on the SEC interpretive letters and no-action letters that have addressed the issue of general solicitation under Rule 502(c) of Regulation D, that a solicitation in a Rule 506 offering is not a prohibited general solicitation merely because there is a relatively large number of offerees as compared with offerings that rely solely on the exemption provided under
          Section 4(2) of the Securities Act of 1933, as amended. For example, the SEC staff had no objection to a proposed offering of partnership interests by the general partner of a new partnership to 330 previous investors in the general partner's prior partnership offerings. Woodtrails-Seattle, Ltd., SEC Interpretive Letter (available August 9,
          1982). Nor did the staff comment on the number of proposed offerees where a company proposed to offer securities to 600 persons who were existing clients of an officer of the company who was an insurance broker. Mineral Lands Research & Marketing Corp. (dated December 4,
          1985).

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 3


          Instead of looking at the number of offerees or investors, neither of which is limited by Rule 506 of Regulation D, the staff responses in the interpretive letters cited above, and many others, have focused on whether there was a pre-existing substantive relationship between the issuer (or its agents) and the prospective offerees. With regard to a "pre-existing" relationship, the staff determined that "sufficient time" had elapsed between the establishment of the relationship and an offer, and that Rule 502(c) would not be violated, where the relationship was established before the broker/dealer began participating in a Regulation D offering. E.F. Hutton & Co. (available December 3, 1985). The staff's response in E.F. Hutton & Co. also stated that a substantive relationship would be established if the broker/dealer had sufficient information to evaluate the prospective offeree's sophistication and financial circumstances. This description of a pre-existing substantive relationship is consistent with the staff's descriptions of a pre-existing substantive relationship in Woodtrails-Seattle and Mineral Lands, cited above. Based on the foregoing, Atlas Resources believes that a solicitation of an offeree is permitted under Rule 502(c) if the issuer (or its agent) has a pre-existing substantive relationship with the offeree, regardless of the number of offerees, assuming the other requirements of Rule 502(c) are satisfied (e.g., no general advertising).

          The Partnership and Atlas Resources, as the Partnership's managing general partner, relied on the dealer-manager agreement and the selling agent agreement to ensure that the offering of units in the Partnership was not made by means of a general solicitation. These selling agreements imposed legal obligations on the selling agents to:

          o    conduct the offerings in accordance with Regulation D;

          o comply with the prohibition of general solicitation and general advertising set forth in Rule 502(c) of Regulation D (in fact, Rule 502(c) was repeated essentially verbatim in the selling agent agreement as set forth below); and

          o distribute to potential investors only the offering materials that had been approved by the managing general partner and were provided to the selling agent by the dealer-manager or the managing general partner.

          For example, Section 1 of the selling agent agreement contained the following representations and warranties of the selling agents, among others, to the dealer-manager:

               "...

               (e) Pursuant to your appointment as a Selling Agent, you shall comply with all the provisions of Regulation D, insofar as Regulation D applies to your activities under this Agreement. Further, you shall not engage in any activity which would cause the offer and/or sale of the Units not to comply with Regulation D, the Act, the Act of 1934, the applicable rules and regulations of the Securities and Exchange Commission, which is referred to as the "Commission," the applicable state securities laws and regulations, this Agreement, and the NASD Conduct Rules including

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 4


               Rules 2420, 2730, 2740, and 2750, and specifically you agree as set forth below.

               ....

                    (ii) Units shall not be offered and/or sold by you by means of any form of general solicitation or general advertising, including, but not limited to, the following:

                         (1) any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio;

                         (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; or

                         (3) any letter, circular, notice or other written communication constituting a form of general solicitation or general advertising."

                    ....

                    (iii) ...Further, you shall keep file memoranda, indicating by the number of the Private Placement Memorandum enclosed in the Private Placement Memorandum Kit, to whom each Private Placement Memorandum Kit, which must contain, without exception, all of the Sales Literature, was delivered.

                    ....

                    (v) In connection with any offer or sale of the Units, you agree to the following:

                         ....

                         (4)  not to provide any written information,
                              statements, or sales materials other than the Private Placement Memorandum, the Sales Literature, and any supplements or amendments to the Private Placement Memorandum unless approved in writing by the Managing General Partner.

                    (viii) Before the sale of any of the Units you shall have
                         reasonable grounds to believe that each subscriber is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 5


                    (ix) Units shall not be sold by you to anyone whom you
                         reasonably believe is not an accredited investor.

               ....

               (g) You agree and covenant that you will not distribute a Private Placement Memorandum Kit to any offeree with whom you do not have a pre-existing substantive relationship as defined from time to time by the Commission. As of the date of this Agreement, you agree that the term "pre-existing substantive relationship" with a potential offeree means the following:

                    (i) your relationship with the offeree was established before the beginning of the offering of Units in the Partnership, which is July 15, 2005; and

                    (ii) you have sufficient information concerning the offeree to determine the offeree's current sophistication and financial circumstances, including that the offeree (or the offeree and its purchaser representative) has such knowledge and experience in financial and business matters that the offeree is capable of evaluating the merits and risks of an investment in the Partnership."

          Prior to the Partnership's offering, Anthem had developed business relationships with many broker/dealer firms. Anthem was formed in 1997 to serve as the dealer-manager of Atlas Resources' natural gas and oil drilling programs. Since Anthem's formation in 1997, it has served as dealer-manager in 23 public or private limited partnerships sponsored by Atlas Resources as managing general partner. All of those partnerships were offered and sold nationwide through selling agents selected by Anthem from the broker/dealer community. As set forth above, Anthem has advised us that in the case of the Partnership, 71 broker/dealer firms participated as selling agents in offering and selling units. These participating broker/dealer firms varied in size. Some of these selling agents had only a few registered representatives, while others had hundreds or even thousands of registered representatives. In addition, some of the selling agents were licensed as selling agents in only a few states, but Anthem has advised us that 45 of the 71 selling agents were licensed in all 50 states.

          The end result was that hundreds of registered representatives participated in offering units in the Partnership under the selling agent agreements their respective broker/dealer firms signed with Anthem, serving as dealer-manager. In doing so, those registered representatives brought with them their customers with whom they had established a pre-existing substantive relationship as that term has been described by the SEC in its interpretive letters and no-action letters as described above. This, in turn, created a large pool of qualified potential offerees as discussed below.

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 6


          As discussed above, Atlas Resources believes that each registered representative could properly offer an investment in the Partnership to each of his or her customers with whom the registered representative had a pre-existing substantive relationship. Of course, the determination as to whether a selling agent had sufficient information concerning its customers' financial condition and sophistication to form the type of relationship required under the SEC staff's interpretive letters and no-action letters, before it could properly offer units in the Partnership to those customers, was a decision that had to be made by each selling agent on a customer-by-customer basis. Thus, Anthem, as dealer-manager, and Atlas Resources, as managing general partner, necessarily relied on the selling agents' representations and contractual obligations under the selling agreements and the selling agents' duty to comply with their applicable regulatory obligations (e.g., NASD Conduct Rules), to properly determine which of their customers could be offered investments in the Partnership. Also, the selling agent agreements required the selling agents to report the number of their respective offerees of units in the Partnership to Anthem as set forth above.

          Thus, each selling agent represented to the Partnership, among other representations in their respective selling agent agreements, as follows:

          o They would comply with all the provisions of Regulation D and the units would not be offered and/or sold by them by means of any form of general solicitation or general advertising, including, but not limited to, the following: any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; any seminar or meeting whose attendees were invited by any general solicitation or general advertising; or any letter, circular, notice, or other written communication constituting a form of general solicitation or general advertising.

          o They would provide each offeree with a complete and numbered copy of the private placement memorandum.

          o They would provide the dealer-manager a file memorandum indicating each offeree who received a private placement memorandum kit from them.

          With respect to the last bullet point, the dealer-manager required each selling agent's registered representatives to provide a list directly to Anthem naming the offerees with whom they had pre-existing substantive relationships and who would receive a private placement memorandum kit from them PRIOR TO THE DISTRIBUTION OF THE PRIVATE PLACEMENT MEMORANDUM [emphasis added].

          Also, the Execution Page that was signed by each investor, along with the investor's Subscription Agreement, included the following representation:

               "I represent, warrant, and confirm that I was not solicited by any form of general solicitation or general advertising, including, but not limited to:

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 7


                    (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; or

                    (b) any seminar or meeting whose attendees had been invited by any general solicitation or general advertising."

          Based on the foregoing, the Partnership believes that the offering of its units was conducted in compliance with Rule 502(c) of Regulation D and, in particular, the offering was conducted without a general solicitation.

          Your third question asked how Atlas Resources, as managing general partner, was able to determine that the participants were accredited investors at the time of sale. First, each registered representative of a selling agent was required to sign the following representations that were set forth in the Subscription Agreement for each investor:

               "I hereby represent that I have discharged my affirmative obligations under the NASD's Conduct Rules concerning determining the suitability of the investor and specifically have obtained information from the above-named investor consistent with Rule 2810(b)(2)(B) and (b)(3)(D) of the NASD Conduct Rules concerning his/her age, net worth, annual income, federal income tax bracket, investment objectives, investment portfolio, and other financial information and have determined that an investment in the Partnership is suitable for such investor, that such investor is or will be in a financial position to realize the benefits of this investment, and that such investor has a fair market net worth sufficient to sustain the risks for this investment. I have also informed the investor of all pertinent facts relating to the liquidity and marketability of an investment in the Partnership, of the risks of unlimited liability regarding an investment as an Investor General Partner, and of the passive loss limitations for tax purposes of an investment as a Limited Partner."

          In addition to the suitability determinations made by the selling agents, Atlas Resources has confirmed to us that it made its own determination with respect to whether to accept or reject, as an investor, each offeree who subscribed for units in the Partnership, including its determination, at the time of sale, that it had a "reasonable belief" (as required under Rule 506(b)(2)(i) of Regulation
          D) as to whether or not each subscriber was an "accredited investor" as that term is defined in Rule 501(a) of Regulation D. This determination was based on the review by Anthem's Chief Compliance Officer of the Subscription Packet, which is composed of the Subscription Agreement, the Execution Page and the Purchaser Questionnaire, provided by each prospective investor to Atlas Resources.

          In this regard, each investor who submitted a Subscription Agreement to Atlas Resources also signed the Execution Page that included:

          o    the following disclosure to the investor:

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 8


               o "Units are being sold only to certain classes of qualified investors. To become an investor, you must demonstrate that you:

                    o are an "Accredited Investor," as that term is defined in Regulation D as promulgated by the SEC under the Securities Act of 1933, as amended; and

                    o have the knowledge and experience in business, tax, and financial matters that you are capable of evaluating the merits and risks of this investment"; and

          o    the following representations from the investor:

               o "I represent, warrant, and confirm that the information contained in this Execution Page and in the Purchaser Questionnaire attached to this Execution Page is complete, accurate, and may be relied on by the partnership and the managing general partner."

               o "I understand that the representations contained in this Section B are made for the purpose of qualifying me as an "accredited investor" as that term is defined by the SEC for the purpose of exempting a sale of securities to me from the registration requirements of the Securities Act of 1933, as amended. I hereby represent, warrant, and confirm that the statement or statements marked below are true and correct in all respects."

               o "I hereby represent, warrant, and confirm that I am an "accredited investor" because (PLEASE MARK EACH APPLICABLE STATEMENT):

                    o    [_] I am a corporation, partnership, trust, or other
                             entity with total assets in excess of $5,000,000. Additionally, I was not formed for the purpose of investing in the partnership.

                    o    [_] I have an individual "net worth" (the fair market
                             value of total assets, including home and personal property, minus total liabilities), or joint net worth with my spouse, in excess of $1,000,000.

                    o    [_] I had an "annual income" (as defined below) in
                             excess of $200,000, or a joint annual income with my spouse in excess of $300,000, in each of 2003 and 2004 and reasonably expect to have the same income level in 2005.

                    o    [_] I am an entity (including a corporation or
                             partnership) in which all the equity owners individually are accredited investors as

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 9


                             described in either subparagraph (b) or (c) above. If this statement is marked, then each equity owner must also complete a copy of this execution page and the purchaser questionnaire.

                    "Annual income" means adjusted gross income, as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse):

                    o    the amount of any tax-exempt interest income received;

                    o the amount of losses claimed as a limited partner in a limited partnership;

                    o    any deduction claimed for depletion;

                    o    amounts contributed to an IRA or Keogh retirement plan;
                         and

                    o    alimony paid."

          o "I hereby represent, warrant, and confirm that I have such knowledge and experience in financial and business matters and in tax-oriented investments in particular that I am capable of evaluating the merits and risks of an investment in the partnership."

          In the "Interpretive Release on Regulation D," Release No. 33-6455 (March 3, 1983), the SEC staff's discussion of Rule 501(a) of Regulation D included the following:

               "The definition of "accredited investor" includes any person who comes within OR "WHO THE ISSUER REASONABLY BELIEVES" comes within one of the enumerated categories "at the time of the sale of the securities to that person." WHAT CONSTITUTES "REASONABLE" BELIEF WILL DEPEND ON THE FACTS OF EACH PARTICULAR CASE. FOR THIS REASON, THE STAFF GENERALLY WILL NOT BE IN A POSITION TO EXPRESS VIEWS OR OTHERWISE ENDORSE ANY ONE METHOD FOR ASCERTAINING WHETHER AN INVESTOR IS ACCREDITED." [EMPHASIS ADDED]

          In this regard, Atlas Resources believed the likelihood that all of the Partnership's investors would be accredited investors would be substantially increased to the extent that the selling agents and their registered representatives, and the potential investors, clearly understood that:

          o only accredited investors would be accepted by Atlas Resources as investors in the offering; and

          o the financial suitability standards that the potential investors in the Partnership had to meet in order to qualify as accredited investors.

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 10


          To help ensure that the selling agents, their registered representatives and potential investors understood those two items, the Partnership took the following measures:

          o the selling agreements imposed contractual obligations on the part of the selling agents to:

               o obtain reasonable grounds to believe that each of their customers who subscribed for units was an accredited investor; and

               o not to sell the Partnership's units to anyone unless they had a reasonable belief that the subscriber was an accredited investor;

          o the Subscription Agreement provided by each potential investor to Atlas Resources required the registered representative of a selling agent to represent that he or she met his obligations under the NASD Conduct Rule concerning the suitability of the investor, which Atlas Resources believes includes the suitability requirement set forth in the private placement memorandum that each investor must be an accredited investor;

          o the inside front cover of the private placement memorandum includes the following notice: "ACCREDITED INVESTORS ONLY";

          o page two of the private placement memorandum includes the following notice under the heading "Summary of the Offering - Terms of the Offering":

                    "Units will be offered only to "accredited investors," as defined in the SEC's Regulation D. See "Terms of the Offering - Suitability Standards - In General," for the definition of "accredited investor.'"

          o the "Terms of the Offering - Suitability Standards - In General" section of the private placement memorandum includes the following disclosure:

                    "This offering is being conducted under Regulation D, which was adopted by the SEC under the Securities Act of 1933. Regulation D sets forth restrictions on the persons from whom subscriptions may be accepted, and this offering is made only to accredited investors as defined in Regulation
                    D. Your suitability compliance will be evidenced by your completion of the Purchaser Questionnaire and your completion and signing of the Execution Page, which are included in the Subscription Packet as Exhibit (C) to this private placement memorandum. As of the date of this private placement memorandum an accredited investor includes "any person who comes within any of the following categories, or who the issuer reasonably believes

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 11


                    comes within any of the following categories, at the time of the sale of the securities to that person:

                         o Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

                         o Any private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940;

                         o Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

                         o Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 12


                         o Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

                         o Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                         o Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); and

                         o Any entity in which all of the equity owners are accredited investors."

          o Atlas Resources attached a yellow sticker to the Subscription Packet distributed with each private placement memorandum that included, among other instructions, the following notice: "NOTE:
               ONLY ACCREDITED INVESTORS ARE BEING ACCEPTED.";

          o the Execution Page disclosed to each offeree that he could subscribe for units only if he was an accredited investor; and

          o the Execution Page included the written representation of each potential investor that he was an accredited investor, including the potential investor's representation that he met one or more of the four financial tests for accredited investor status set forth in the Execution Page, which Atlas Resources believes, based on its past experience, are the most common tests applicable to typical investors in oil and gas drilling programs.

          Also, Regulation D provides a "reasonable belief" standard regarding accredited investor status. Atlas Resources believes that it satisfied that standard with respect to each investor in the Partnership since it fully disclosed the accredited investor suitability standard to both the selling agents and the potential investors, required the selling agents to comply with that standard through the selling agent agreements, obtained written representations from each investor that he or she was an accredited investor, including the specific financial test(s) that qualified the investor as an accredited investor, and had Anthem's Chief Compliance Officer review every Subscription Packet provided to Atlas Resources with respect to the potential investor's status as an accredited investor.

KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
June 14, 2006
Page 13


          Based on the provisions of the selling agreements and the private placement memorandum, including the Subscription Packet, Atlas Resources believes that:

          o every selling agent and every registered representative participating in the offering understood that every investor in the Partnership had to be an accredited investor;

          o    every offeree understood:

               o that only accredited investors would be accepted as investors in the Partnership; and

               o the financial requirements under Rule 501(a) of Regulation D that the offeree had to meet in order to qualify as an accredited investor.

          Thus, Atlas Resources could then reasonably rely on:

          o the contractual representations and obligations of each selling agents to sell units in the Partnership only to persons who the selling agent determined were accredited investors; and

          o the representations of each investor in the Partnership that the investor satisfied one or more of the financial suitability requirements under Rule 501(a) of Regulation D to qualify as an accredited investor.

          Based on the foregoing, and on the review of each investor's Subscription Agreement, Execution Page and Purchaser Questionnaire as set forth above, Atlas Resources believes that it had a "reasonable belief" at the time of each sale of units that each person accepted by it as an investor in the Partnership was an accredited investor as defined in Rule 501(a) of Regulation D.

     Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Gerald A. Bollinger at the captioned number.

                                        Very truly yours,

                                        KUNZMAN & BOLLINGER, INC.

                                        /s/ Wallace W. Kunzman, Jr.

                                        Wallace W. Kunzman, Jr.

cc: Mr. Freddie Kotek
    Ms. Nancy McGurk